CHRONABILITY, INC.
Income Statement
(Unaudited)

	From March 11, 2015 (inception) to Decmeber 31, 2015
Revenues	$ -
Cost of goods sold	
Gross profit	-
Expenses	
Consutling	15,000
Legal fees	1,000
marketing	349
Meals	96
Office expense	896
Parking	14
Software	323,005
Total expenses	340,360
Net loss	$ (340,360)